Exhibit 4.17

Mr Peter Ellwood Catesby House Lower Catesby Daventry Northants NN11 6LF	Lord Trotman Chairman ICI 20 Manchester Square London W1U 3AN

T. +44 (0)20 7009 5000 F. +44 (0)20 7009 5732 www.ici.com

12 December 2003

Dear Peter

APPOINTMENT AS CHAIRMAN OF IMPERIAL CHEMICAL INDUSTRIES PLC

I write to confirm the terms of your appointment as Chairman of Imperial Chemical Industries PLC (the Company), such appointment to take effect from 1 January 2004 (the “Effective Date”). From the Effective Date, this letter will supersede the Company’s letter to you of 30 June 2003 in connection with your appointment as Deputy Chairman and Non-Executive Director of the Company.

Definitions

1.	In this Letter of Appointment the following expressions shall have the following meanings:

Appointment means your appointment as set out in this letter;

Board means the board of directors of the Company from time to time or a duly constituted committee thereof;

Group Company means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 Companies Act 1985).

Appointment

2.	The Appointment will commence on the Effective Date and will continue until terminated by either party on not less than 12 months’ notice in writing, or as agreed.

Duties

3.	Your duties as Chairman of the Company will include:

(a)	leadership of the Board, setting its agenda, chairing its meetings and ensuring Board effectiveness;

Imperial Chemical Industries PLC Registered in England No. 218019 Registered Office 20 Manchester Square London W1U 3AN

(b)	serving on (or where relevant) chairing any committees of the Board to which you are appointed;

(c)	chairing the Annual General Meeting, and any Extraordinary General Meetings of the Company

(d)	ensuring the provision of accurate, timely and clear information to directors;

(e)	ensuring effective communications with shareholders and ensuring that members of the Board develop an understanding of the views of major investors;

(f)	representing the Company and the Board, as appropriate, in relation to shareholders, customers, employees, other companies, relevant authorities and the public;

(g)	arranging the regular evaluation of the performance of the Board, its committees and individual directors;

(h)	ensuring a properly constructed induction programme for new directors;

(i)	identifying and addressing the development needs of the Board; and

(j)	facilitating active engagement by all members of the Board, including the effective contribution of non-executive directors and ensuring constructive relations between executive and non-executive directors.

4. By accepting the Appointment you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. It is expected that this will require around 150 days days per annum.

5. The performance of Directors including the Chairman is evaluated annually.

Fee

6. You will be entitled to a fee for your services as Chairman of £240,000 per annum (less any necessary statutory deductions).

Your fee will be paid in arrears to a bank account nominated by you in equal monthly instalments. Your fee will be reviewed annually by the Board.

7. You may elect to receive up to 100% of your annual fees in the form of shares in the Company. Any such election shall be subject to such rules and procedures as may be agreed by the Board from time to time.

8. The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by you in the course of carrying out your duties subject to production of receipts or other appropriate evidence of payment.

Other directorships and business interests

9. The Company recognises that you have other duties and business interests. Accordingly, you will be expected to notify the Board via the Company Secretary of any direct conflict of interest which may arise due to your duties as Chairman of the Company and any other duties or business interests which you currently have. In particular, you may not accept any further chairmanship of a quoted company without the prior written consent of the Board.

Restraint on Activities and Confidentiality

10. Except insofar as such information is already in the public domain you will keep secret and will not at any time (whether during the course of your Appointment or thereafter) use for your own or another's advantage, or reveal to any person, firm, company or organisation and shall take appropriate steps (where necessary) to prevent the publication or disclosure of any information relating to the business or interests of the Company or any Group Company or any secret or confidential information acquired in consequence of your Appointment which you know or ought reasonably to have known to be confidential.

Governing Law

11. This Letter of Appointment is governed by, and shall be construed in accordance with, the laws of England.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

/s/ Alex Trotman

FOR AND ON BEHALF OF
IMPERIAL CHEMICAL INDUSTRIES PLC

I have read and agree to the above terms regarding my Appointment.

/s/ Peter B Ellwood	15. 12.03
…………………………………………	……………………
PETER ELLWOOD	DATE